EXHIBIT 99.37



                               ARNOLD T. KONDRAT


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                                  PRESS RELEASE
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                     EXERCISE OF STOCK OPTIONS AND WARRANTS


Toronto,  January 20, 2004 - Arnold T. Kondrat  announces  that he has purchased
(a) 250,000 common shares of Banro Corporation (the "Company") pursuant to an exercise of stock options of the Company, and (b) 250,000 common shares of the Company pursuant to an exercise of warrants of the Company. Taking into account such stock option and warrant exercises, the Company now has 10,962,844 common shares issued and outstanding. The said 500,000 shares represent 4.56% of such outstanding shares. Mr. Kondrat purchased such shares for investment purposes and may in the future increase or decrease his ownership of securities of the Company from time to time depending upon the business and prospects of the Company and future market conditions. Mr. Kondrat is Chief Executive Officer, President and a director of the Company. His address is 341 Riverview Drive, Toronto, Ontario, M4N 3C9.

Mr.  Kondrat  now  owns  and  controls  a  total  of  1,647,299   common  shares
representing 15.03% of the issued and outstanding common shares of the Company. He also holds an additional 244,000 stock options of the Company.

For further information and in order to obtain a copy of the report to be filed under applicable securities legislation in connection with this press release, please contact:

Arnold T. Kondrat
Phone: (416) 366-2221
Fax:   (416) 366-7722